Vf 3-18-04

AH 3-17-04 **

SECU[illegible] SION

04016295

RECD S.E.C.
MAR 1 2004
626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Knight Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road

(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Fitzpatrick 201-356-4210

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AH 3.25.2004

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Knight Capital Markets LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Markets LLC for the year ended December 31, 2003 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Thomas Joyce
Chief Executive Officer

Neil Fitzpatrick
Managing Director and
Chief Financial Officer

Notary Public

Sworn to and subscribed
before me this
26 day of Feb 20 04

ROSEMARIE A. KLEY
A Notary Public Of New Jersey
My Commission Expires March 19, 2008

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2003

Knight Capital Markets LLC
Index
December 31, 2003

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Capital Markets LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Markets LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2004

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 5,681,769
Securities owned, held at clearing broker, at market value	62,945,896
Receivable from brokers and dealers	72,131,589
Receivable from affiliate	9,508
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $8,512,448	3,277,075
Goodwill	13,092,501
Strategic investment	248,247
Other assets	5,649,834
Total assets	$ 163,036,419
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 65,045,120
Accrued compensation expense	4,506,658
Accrued execution and clearance fees	1,873,512
Accrued payments for order flow	429,521
Payable to clearing broker	69,512
Payable to affiliates	18,773,123
Accounts payable, accrued expenses and other liabilities	826,098
Total liabilities	91,523,544
Commitments and contingent liabilities (Notes 5 and 10)	-
Member's equity	71,512,875
Total liabilities and member's equity	$ 163,036,419

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Knight Capital Markets LLC, (the "Company"), a Delaware limited liability company, operates as a market maker in the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's sole member is Knight/Trimark, Inc., whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash Equivalents

Cash equivalents represent money market accounts which are payable on demand. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2003 is held at a clearing broker and can be sold or pledged.

Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Strategic Investment

Strategic investment, which represents an investment in NASDAQ, is accounted for at fair value. The fair value of the investment, for which a quoted market or dealer price is not available for the size of our investment, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of this investment is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. The valuation of the investment is reviewed by management on an ongoing basis.

Depreciation and Amortization

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Goodwill

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 142 *Goodwill and Other Intangible Assets*. Under SFAS 142, goodwill is no longer amortized but tested at least annually for impairment.

In June 2003, the Company tested for the impairment of goodwill and concluded that there was no impairment of goodwill.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 8,815,098
Leasehold improvements	1,640,082
Telephone system	986,819
Furniture and fixtures	347,524
	11,789,523
Less: Accumulated depreciation and amortization	8,512,448
	$ 3,277,075

5. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index.

Future minimum rental commitments under the office leases are as follows:

Year Ending December 31,	Office Leases
2004	$ 579,687
2005	491,110
2006	451,085
2007	508,783
2008	512,627
Thereafter	1,218,986
	$ 3,762,278

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total U.S. equity trades executed or the total U.S. equity shares traded by the Company during the period. One customer accounted for approximately 18.5% of the Company's total U.S. equity trades executed and approximately 25.0% of the Company's total U.S. equity shares traded during the period.

7. Employee Benefit Plans

KTG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement.

8. Related Party Transactions

Corporate overhead expenses are allocated to the Company by KTG based on direct usage, headcount or percentage of net capital depending on the source of the expense.

The Company pays an affiliate a fee to manage an investment portfolio.

The Company pays an affiliate a fee for certain execution costs.

The Company receives a fee from an affiliate for certain execution costs.

In addition, the Company borrowed funds from an affiliate during 2003 at an amount approximating its borrowing rate. At December 31, 2003 the loan balance, payable on demand, amounted to $18.4 million.

9. Income Taxes

The results of the Company's operations are included in KTG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2003 of $2.5 million, which is included within Other assets on the Company's Statement of Financial Condition, is attributable to differences in the book and tax bases of the Company's goodwill, fixed assets and other assets, as well as deferred compensation.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate certain of the securities held on behalf of the Company. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

11. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2003, the Company had net capital of $37.6 million, which was $35.8 million in excess of its required net capital of $1.8 million.